Exhibit 99.1

September 2, 2014

Buenos Aires

To : Comisión Nacional de Valores (National Securities Commission)

Re: Significant event – Issuance of Class VI Notes

To whom it may concern,

We are writing to inform you that on September 2, 2014 the Board of Directors of Grupo Financiero Galicia S. A. (the “Company”) approved the issuance of Class VI Notes (the “Notes”) for a total global maximum face value of up to $200,000,000 (extendible up to $250,000,000) under the terms and conditions set forth in the corresponding Price Supplement.

These Notes will be issued under the Global Program of simple-, short-, mid- and/or long-term Notes, non-convertible into shares.

The Company will timely inform you of the Notes’ issuance date.

Sincerely,

A. Enrique Pedemonte

Attorney-in-fact

Grupo Financiero Galicia S.A.

This document constitutes an unofficial translation into English of the original document in Spanish, which document shall govern in all respects, including with respect to any matters of interpretation.